U. S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                  Form 10-SB/A

                          File No.: 0-27109

                                      CIK:0001092391
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                               OSK CAPITAL I CORP
                 (Name of Small Business Issuer in its charter)


                  Nevada                     84-1491631
State or other jurisdiction of           IRS Employer ID Number
incorporation or organization

5330 E. 17th Ave. Pkwy, Denver, CO                80220
(Address of principal executive offices)          (Zip Code)

                    Issuer's telephone number: (303) 394-1187


           Securities to be registered under Section 12(b) of the Act:

Title of each class              Name of each exchange on which
to be so registered              each class is to be registered

                                        Not Applicable


    Securities to be registered under Section 12(g) of the Act:

                                         Common Stock
                                       (Title of class)

                                       1


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                                TABLE OF CONTENTS

                                     PART I

                                                                            Page

Item 1.        Business........................................................3

Item 2.        Management's Discussion and Analysis of Financial Condition and
               Results of Operations......................................... 21

Item 3.        Properties.....................................................22

Item 4.        Security Ownership of Certain Beneficial Owners and Management.23

Item 5.        Directors and Executive Officers of the Registrant.............23

Item 6.        Executive Compensation.........................................28

Item 7.        Certain Relationships and Related Transactions.................29

Item 8.        Description of Securities......................................30

                                     PART II

Item 1.        Market for Registrant's Common Stock and Security Holder
               Matters........................................................31

Item 2.        Legal Proceedings..............................................31

Item 3.        Changes in and Disagreements with Accountants on   Accounting
               and Financial Disclosure.......................................31

Item 4.        Recent Sales of Unregistered Securities........................31

Item 5.        Indemnification of Directors and Officers......................34

                                           PART F/S


Financial Statements and Supplementary Data..................................F-1

Signature Page................................................................35

Exhibits, Financial Statement Schedule and Reports on Form 8-K................49

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PART I


Item 1.  Description of Business.

General

     The Company was incorporated under the laws of the State of Nevada on March 2, 1999, and is in the developmental stage. In 1999, the Company raised $3,255 in a private placement. For the period of inception in 1999 through date hereof, the Company had no revenues or business. The company has no commercial operations as of date hereof. The company has no full-time employees and owns no real estate.

     The Company's current business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has no capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

     At the present time the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. The Company is filing Form 10-SB on a voluntary basis in order to become a 12(g) registered company under the Securities Exchange Act of 1934. As a "reporting company," the Company may be more attractive to a private acquisition target because it may be listed to trade its shares on the OTCBB.

     It is anticipated that the Company's officers and directors will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given that no funds that are available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

     The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or a stock exchange (See "Investigation and Selection of Business Opportunities"). The Company anticipates that the business opportunities presented to it will (i) be recently organized with no operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the

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characteristics   mentioned  in  (i)  through  (iv).  The  Company   intends  to
concentrate its acquisition efforts on properties or businesses that it believes to be undervalued. Given the above factors, investors should expect that any acquisition candidate may have a history of losses or low profitability.

     The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

     As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would be issued by the Company or purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to result in substantial gains to them relative to their purchase price for such stock. In the Company's judgment, none of its officers and directors would thereby become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933, as amended. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

     Depending upon the nature of the transaction, the current officers and directors of the Company may resign management positions with the Company in connection with the Company's acquisition of a business opportunity. See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in Management." In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the Company's combination with a business opportunity.

     It is anticipated that business opportunities will come to the Company's attention from various sources, including its officer and director, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

     The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated. Should the Company determine in the future, contrary to foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Nevada law to enter into such a transaction if:

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1.......The  material facts as to the  relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

2.......The  material facts as to the  relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

3.......The  contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities

To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Company will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for such company's products or services will likely not be established, and such company may not be profitable when acquired.

It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the

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stockholders for their  consideration,  either  voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

The analysis of business opportunities will be undertaken by or under the supervision of the Company's President, who is not a professional business analyst. See "Management." Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

1. Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

2. The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

3. Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 recently adopted by the Securities and Exchange Commission. See "Risk Factors - The Company Regulation of Penny Stocks."

4. Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

5. The extent to which the business opportunity can be advanced;

6. Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

7. Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

8. The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

9. The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

     In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards include the requirements that the issuer of the securities that are sought to be listed have total assets of at least $4,000,000 and net tangible assets of at least $2,000,000. Many, and perhaps most, of the business opportunities that might

                                       6
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be potential candidates for a combination with the Company would not satisfy the
NASDAQ listing criteria.

     No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

     The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

     Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a
financial  plan  of  operation  and  estimated  capital  requirements;   audited
financial  statements,  or  if  they  are  not  available,  unaudited  financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

     As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

     It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on another exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks."

     Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for

                                       7
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raising  capital  through the public  sale of  securities  and believe  that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

     There are no loan arrangements or arrangements for any financing whatsoever relating to any business opportunities.

Form of Acquisition

     It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization, and although it is likely, there is no assurance that the Company would be the surviving entity. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

     It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders. (See "Description of Business - General").

     It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times

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thereafter.   The  issuance  of  substantial  additional  securities  and  their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

     The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

     As a general matter, the Company anticipates that it, and/or its officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

     It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

     In all probability, upon completion of an acquisition or merger, there will be a change in control through issuance of substantially more shares of common stock. Further, in conjunction with an acquisition or merger, it is likely that management may offer to sell a controlling interest at a price not relative to or reflective of any value of the shares sold by management, and at a price which could not be achieved by individual shareholders at the time.

Investment Company Act and Other Regulation

     The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

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     Section  3(a)  of  the   Investment  Act  contains  the  definition  of  an
"investment company," and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). The Company intends to implement its business plan in a manner which will result in the availability of this exception from the definition of "investment company." Consequently, the Company's participation in a business or opportunity through the purchase and sale of investment securities will be limited.

     The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

     Any securities which the Company might acquire in exchange for its Common Stock are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

     An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process. Competition

     The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive business opportunities. The Company also will possibly experience competition from other public "blank check" companies, some of which may have more funds available than does the Company.

No Rights of Dissenting Shareholders

     The Company does not intend to provide Company shareholders with complete disclosure documentation including audited financial statements, concerning a possible target company prior to acquisition, because Nevada Business Corporation Act vests authority in the Board of Directors to decide and approve matters involving acquisitions within certain restrictions. Any transaction would be structured as an acquisition, not a merger, with the Registrant being the parent company and the acquiree being merged into a

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wholly owned subsidiary.  Therefore, a shareholder will have no right of dissent under Nevada law.

No Target Candidates for Acquisition

     None of the Company's Officers, Directors, promoters, affiliates, or associates have had any preliminary contact or discussion with any specific candidate for acquisition. There are no present plans, proposals, arrangements, or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition transaction.

Administrative Offices

     The Company currently maintains a mailing address at 5330 E. 17th Ave. Pkwy, Denver, CO 80220 which is the office address of its President. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

Employees

     The Company is a development stage company and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities. Although there is no current plan with respect to its nature or amount, remuneration may be paid to or accrued for the benefit of, the Company's officers prior to, or in conjunction with, the completion of a business acquisition for services actually rendered, if for. See "Executive Compensation" and under "Certain Relationships and Related Transactions."

Risk Factors

1.......Conflicts  of Interest.  Certain conflicts of interest may exist between the Company and its officers and directors. They have other business interests to which they devote their attention, and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

        It is anticipated that Company's officers and directors may actively negotiate or otherwise consent to the purchase of a portion of his common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's officers may consider his own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest."

2.......Need For Additional  Financing.  The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

3.......Regulation of Penny Stocks. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

        In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities
Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

        Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

4.......Lack of Operating History.  The Company was formed in March 1999 for the purpose of seeking a business opportunity. Due to the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity, The Company must be regarded as a new or start-up venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

5.......No Assurance of Success or Profitability. There is no assurance that the
Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

6.......Possible Business - Not Identified and Highly Risky. The Company has not
identified and has no commitments to enter into or acquire a specific business opportunity and therefore can disclose the risks and hazards of a business or opportunity that it may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity that it may enter into. An investor can expect a potential business opportunity to be quite risky. The Company's acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to the Company and its stockholders if the business or opportunity proves to be unsuccessful. See
Item 1 "Description of Business."

7.......Type  of Business  Acquired.  The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

8.......Impracticability  of Exhaustive  Investigation.  The  Company's  limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto.
Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

9.......Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

10......Reliance upon Financial  Statements.  The Company generally will require audited financial statements from companies that it proposes to acquire. Given cases where audited financials are available, the Company will have to rely upon interim period unaudited information received from target companies' management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and recent interim operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

        Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action would have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

        In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

11.....Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

12......Dependence  upon Management;  Limited  Participation of Management.  The
Company currently has only two individuals who are serving as its officers and directors on a part time basis. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the officers and directors to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

13.....Lack of Continuity in Management. The Company does not have an employment agreement with its officers and directors, and as a result, there is no assurance they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign subject to compliance with Section 14f of the Securities Exchange Act of 1934. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

14......Indemnification  of Officers and Directors.  Nevada Statutes provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

15......Director's Liability Limited. Nevada Statutes exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

16......Dependence  upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

17......Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

18......Competition.    The   search   for   potentially   profitable   business
opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

19......No  Foreseeable  Dividends.  The Company has not paid  dividends  on its
Common Stock and does not anticipate paying such dividends in the foreseeable future.

20......Loss of Control by Present Management and Stockholders.  The Company may
consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, the Company's major shareholders could sell control blocks of stock at a premium price to the acquired company's stockholders.

21......No  Public  Market  Exists.  There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

22......Rule  144 Sales.  All of the outstanding  shares of Common Stock held by present officers, directors, and stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. Nonaffiliate shareholders who have held their shares for under Rule 144(K) two years are eligible to have freely tradable shares. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop. All shares become available for resale (subject to volume limitations for affiliates) under Rule 144, one year after date of purchase subject to applicable volume restrictions under the Rule.

23......Blue Sky  Considerations.  Because the securities  registered  hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not under any circumstances allow the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

24......Blue Sky Restrictions.  Many states have enacted statutes or rules which restrict or prohibit the sale of securities of "blank check" companies to residents so long as they remain without specific business companies. To the extent any current shareholders or subsequent purchaser from a shareholder may reside in a state which restricts or prohibits resale of shares in a "blank check" company, warning is hereby given that the shares may be "restricted" from resale as long as the company is a shell company.

        At the date of this registration statement, the Company has no intention of offering further shares in a private offering to anyone. Further, the policy of the Board of Directors is that any future offering of shares will only be made after an acquisition has been made and can be disclosed in appropriate 8-K filings.

        In the event of a violation of state laws regarding resale of "blank check" shares the Company could be liable for civil and criminal penalties which would be a substantial impairment to the Company. At date of this registration statement, all shareholders' shares bear a "restrictive legend," and the Company will examine each shareholders' resident state laws at the time of any proposed resale of shares now outstanding to attempt to avoid any inadvertent breach of state laws.

ITEM 2.MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS OR PLAN OF OPERATIONS.

Liquidity and Capital Resources

        The Company remains in the development stage and, since inception, has experienced significant liquidity problems and has no capital resources or stockholder's equity. The Company has current assets in the form of cash of $3,255 and total assets of $3,768 and no current liabilities.

        The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its lack of liquidity and capital resources will impair the consummation of a business combination or whether it will incur further operating losses through any business entity which the Company may eventually acquire.

     During the period from February 25, 1999 (inception) through May 31, 1999 the Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended and a limited venture into offering consulting services to clients seeking debt or equity financing for start-up ventures. No revenues were received by the Company during this period. The company has incurred operating expenses since inception of $60,352. A total of $57,000 of such expenses were attributed to services of the three founders which were recorded as an operations cost. The net loss on operations was ($60,352) through May 31, 1999. Such losses will continue unless revenues and business can be acquired by the company. There is no assurance that revenues or profitability will ever be achieved by the company.

Results of Operations year ended May 31, 1999 compared to prior periods

     The Company had no revenues in period from inception (February 1999) to May 31, 1999. The Company incurred $60,352 in expenses to May 31, 1999 as compared to no expenses in any prior year.

        The net operating loss from inception February 25, 1999 to May 31, 1999 as a result of organizational costs and expenses was ($60,352).

        For the current fiscal year, the Company anticipates incurring a loss as a result of legal and accounting expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than interest income, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

        During the period from February 26, 1999 (inception) through August 31, 1999, the Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended. No revenues were received by the Company during this period.

Results of Operations for Quarter ended August 31, 1999

        For the quarter and initial period ended August 31, 1999, the Company experienced losses of $1,250, and $62,115 respectively. Of this $60,325 of services were settled for shares of stock in the Company.

        For the current fiscal year, the Company anticipates incurring additional losses as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues and may continue to operate at a loan after completing a business combination, depending upon the performance of the acquired business. Need for Additional Financing The Company does not have capital sufficient to meet the Company's cashneeds, including the costs of compliance with the continuing reportingrequirements of the Securities Exchange Act of 1934. The Company will have to seek loans or equity placements to cover such cash needs. In the event the Company is able to complete a business combination during this period, lack of its existing capital may be a sufficient impediment to prevent it from accomplishing the goal of completing a business combination. There is no assurance, however, that without funds it will ultimately allow registrant to complete a business combination. Once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

        No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses as they may be incurred.

        Irrespective of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.

Year 2000 Issues

        Year 2000 problems result primarily from the inability of some computer software to property store, recall, or use data after December 31, 1999. These problems may affect many computers and other devices that contain embedded computer chips. The Company's operations, however, do not rely on information technology (IT) systems. Accordingly, the Company does not believe it will be material affected by Year 2000 problems.

        The Company relies on non-IT systems that may suffer from Year 2000 problems, including telephone systems and facsimile and other office machines. Moreover, the Company relies on third-parties that may suffer from Year 2000 problems that could affect the Company's operations, including banks, oil field operators, and utilities. In light of the Company's substantially reduced operations, the Company does not believe that such non-IT systems or third-party Year 2000 problems will affect the Company in a manner that is different or more substantial than such problems affect other similarly situated companies or industry generally. Consequently, the Company does not currently intend to conduct a readiness assessment of Year 2000 problems or to develop a detailed contingency plan with respect to Year 2000 problems that may affect the Company.

Item 3.  Description of Property.

        The Company has no property. The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at 5330 E. 17th Ave. Pkwy, Denver CO 80220. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

        The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

MANAGEMENT AND 5% OR GREATER                        NUMBER OF SHARES  OWNERSHIP
SHAREHOLDERS/BENEFICIAL OWNERS                                        PERCENTAGE
--------------------------------------------------- ----------------------------
John P. O'Shea                                      1,000,000             31.2%
355 South End Ave.
New York, NY 10280

Frank L. Kramer, Secretary, Director                1,000,000             31.2%
5330 E. 17th Ave.
Denver, CO 80220

Deborah A. Salerno, President, Director             1,000,000             31.2%
355 South End Ave., 22B
New York, NY 10280

All directors and executive                         2,000,000             62.4%
officers as a group (2 persons)

Each principal shareholder has sole investment power and sole voting power over the shares.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

        The directors and executive officers currently serving the Company are as follows:

Name                                          Position Held              Tenure

--------------------------------------------------------------------------------
Deborah A. Salerno                            President and Director     Annual

Frank L. Kramer                               Secretary, Treasurer and
                                              Director                   Annual

        The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

        The directors and officers of the Company will devote such time to the Company's affairs on an "as needed" basis, but less than 20 hours per month. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

Biographical Information

        Frank Lloyd Kramer, Secretary and Director obtained his BS in Business Administration from Louisiana State University in 1964. From 1968 through 1981, them from 1987 to 1990, Mr. Kramer was employed by New York Life Insurance Company in various positions, including agent, sales manager and general manager. From 1981 to 1987 and from 1990 to present, he has been self-employed as a private investor and financial consultant in the Denver area assisting companies in obtaining financing for their business operations. Mr. Kramer has had significant experience in "shell", "Blind Pool or "blank check" companies which experience is detailed on pages following under Previous Blind Pool or Blank Check Experience.

        Deborah A. Salerno, the Company's President and a director, is president (and owner) of DAS Consulting, Inc., a private corporation located in New York City, providing financial consulting services to corporations since 1988. Ms. Salerno, who attended Pace University, has also been employed as a trader in the over-the-counter market (Greentree Securities, October, 1986 through March,
1987); and as Vice President and Syndicate Manager (Yves Hentic & Company, Inc., Jersey City, New Jersey, 1985 through 1986). She was also involved with the risk arbitrage market from 1978 through 1985, and was vice president of Bodkin Securities (1980 through 1985) and Assistant Options P&S Manager for Ivan F. Boesky, from 1978 through 1980.

     Mr. Kramer and Ms. Salerno have had significant experience with "Blind Pool" or "blank check" companies, which experience is detailed on pages following under Previous Blank Check or Blind Pool Experience.

     Management will devote minimal time to the operations of the Company, and any time spent will be devoted to screening and assessing and, if warranted, negotiating to acquire business opportunities.

     None of the Company's officers and/or directors receives any compensation for their respective services rendered to the Company, nor have they received such compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of filing this report, the Company has no funds available to pay officers or directors. Further, none of the officers or directors is accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the company for the benefit of its employees.

     It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors were offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction would not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

        It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted Common Stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of filing this report, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

        The Company has adopted a policy that its affiliates and management shall not be issued further common shares of the Company, except in the event discussed in the preceding paragraphs.

        Management is involved in several other "blank check" or "Blind Pool" companies as described in the following section.

Previous "Blank Check"or "Blind Pool" Experience

        A "Blank Check" company is a company which is formed without a specified business as its purpose. A "Blind Pool" company is a company which has raised money through a public or private offering for use to acquire an unspecified, undesignated business or company. Since 1991 when rules for "Blind Pools" were changed very few "Blind Pools" have been founded.

        Management of the Company has been involved in numerous prior "blank check" or "Blind Pool" offerings, as set forth below.

    1) Frank Kramer served as president and a director from 1984 to 1987 of Fi-Tek Corp., a "blind pool" company headquartered in Aurora, Colorado, which completed an offering of securities in 1986. In 1987, Fi-Tek Corp . acquired Boston Technology, Inc. and moved its operations to Cambridge, Massachusetts. The company has since been acquired by Converse Technology (CMVT).

   2) From May 1987 to November 1988, Mr. Kramer served as president, treasurer and the chairman of the board of Fi-Tek II, Inc., a "blind pool" company headquartered in Aurora, Colorado, which completed an offering of securities in July 1988. In October 1988, Fi-Tek II, Inc., acquired OnLine Communications, Inc. and moved its operations to San Jose, California. The company subsequently changed its name to OnLine Network, Inc. and has since ceased operations.

   3) Mr. Kramer also served, commencing in November 1988, as the president, treasurer and a director of Fi-Tek III, Inc., a Delaware-chartered "blind pool" corporation which completed an offering of securities in September 1989, and which in August 1990 acquired Videoconferencing Systems, Inc., a Norcross, Georgia-based company. Effective as of the date of acquisition, Mr. Kramer resigned as president and treasurer, but retained his position on the board of directors. The Company has since changed its name to VSI Enterprises, Inc. and Mr. Kramer resigned his position as director on July 15, 1991.

  4) From February 1987 until December 1989, he was also the treasurer and a director of Bluestone Capital Corp., a Colorado "blind pool" corporation which completed an offering of securities in November 1988 and which moved its operations to Braintree, Massachusetts after acquiring Dialogue, Inc. in December 1989. The company has since ceased operations.

   5) Mr. Kramer also served as an officer and director of Catalina Capital Corp. ("Catalina"), a Delaware chartered "blind pool" corporation which completed a public offering of its securities in April 1991 and which moved its operations to Scottsdale, Arizona after acquiring Explore Technology, Inc. ("Explore") in August 1992. Mr. Kramer resigned all positions with Catalina upon the closing of the acquisition of Explore. Explore has since changed its name to Instant Video Technology, Inc.

   6) Mr. Kramer also served as president, treasurer and a director of Fi-Tek IV, Inc., a Delaware chartered "blind pool" corporation which completed an offering of securities in September 1990. During December 1992, Fi-Tek IV completed a reverse acquisition (stock-for-stock exchange) of DBS Network, Inc., a Mill Valley, California-based company, which through its equity ownership of another entity, holds an interest in a permit granted by the Federal Communications Commission for launch and operation of direct broadcast satellites and is otherwise engaged in the automated meter reading business for public utilities from satellites. Fi-Tek IV has since changed its name to DBS Industries, Inc.

   7) For approximately a one-month period in October 1990, Mr. Kramer served as a director of Power Capital, Inc. (now known as lst National Film Corp.), a "blind pool" company which completed a public offering of its securities in November 1989.

   8) Mr. Kramer is also an officer and director of another "blind pool" company, Fi-Tek V, Inc., which completed a "blind pool "public offering of its securities in January 1992. On June 7, 1999 Fi-Tek V completed a reverse acquisition with Laidlaw Global Holdings and resigned his position as President. Laidlaw Globlal Holdings is a provider of global investment and financial services with offices in Miami, Paris, Geneva, Athens, Nassau, Barelona, Hong Kong and Singapore.

   9) Mr. Kramer was an office and director of Harbour Capital Corp. which completed a "blind pool" public offering of its securities in October 1993. On May 16, 1997, the company effected a reverse acquisition (stock-for-stock exchange) with Benefits Administration, Inc. and Telesave Corporation.

  10) Mr. Kramer also served as an officer and director of Fi-Tek VI, Inc., a "blind pool" company, from its inception in January 1990 until September 1997, at which time Fi-Tek VI completed a reverse acquisition with Globle Water Technologies (GWT), and Mr. Kramer resigned his positions with Fi-Tek VI./ GWT, through its subsidiary PSI and through its subsidiary Applied Water Technologies
(AWT) provides customers with proprietary non-chemical water treatment is a world-wide supplier of cooling water towers for the power, refining, chemical HVAC and process industries.

  11) Mr. Kramer is currently President and a Director Fi-Tek VII, Inc. a Delaware Corporation formed to seek acquisitions.

  12) Mr. Kramer is currently President & Director of Park Hill Capital I Corp., Park Hill Capital II Corp. and President and Director of Franklyn Resources I, Inc. and President and Director of Franklyn Resources II, Inc., Secretary and Treasurer of OSK Capital II Corp., companies formed in 1999 to seek acquisitions.

    Deborah Salerno has been an officer and director of many blank check or Blind Pool corporations, excluding the Company. Eleven of the corporations have conducted public offerings (pursuant to effective registration statements on Form S-18, as filed with the Commission), and of those, all have completed merger or acquisition transactions. (However, the acquisition transaction of one of the corporations, Strategic Acquisitions, Inc., was subsequently canceled when the acquiree failed to meet certain contractual obligations which were deemed to be conditions precedent).

    The blank check or blind pool companies with which Ms. Salerno has been involved have concentrated primarily on companies with plans for expansion and/or the introduction of new products or services; such new products or services were, in some cases, the acquisition or merger candidate's primary business, and in other cases, an addition to existing lines of business. There can be no assurance that Management will concentrate on these factors, or any of them, in the evaluation of any candidate for Business Combination, and Management's discretion with respect to the selection of Business Combination candidate is unfettered. No assurance can, be given that any Business Combination candidate, or eventual participant, will be profitable. (See "Risk Factors.")

    The public offerings of all of the companies listed below in which Ms. Salerno has been involved were underwritten by Westminster Securities Corp.

     Ms. Salerno's past and present Blank Check or Blind Pool affiliations are as follows:

1. Formerly president and a director of Amsterdam Capital Corporation. until it acquired Care Concepts, Inc. as of June 16, 1989. (The registration statement for Amsterdam Capital Corporation became effective on January 17, 1989.)

2. Formerly president of East End Investment, Inc., until it acquired The Theme Factory, Inc. as of October, 16 1989. (Ms. Salerno continued to serve as a director of The Theme Factory, Inc. until her resignation in July, 1992. The registration statement for East End Investment, Inc. became effective on September 8, 1989.

3. Formerly  president and a director of West End Ventures,  Inc.  until January
26,  1990,  when  it  acquired  Future  Medical  Technologies(The   registration
statement for West End Ventures, Inc., became effective on, January 2, 1990.)

4. Formerly president and a director of Sharon Capital Corporation until it acquired Process Engineers Inc., as of April 5, 1990. (The registration statement for Sharon Capital Corporation became effective on February 14, 1990.)

5. Formerly president and a director of Fulton Ventures, Inc. , until June 16, 1990, which it acquired Triad Warranty Corporation. (The registration statement for Fulton Ventures, Inc. became effective on April 10, 1990.)

6. Formerly, president and a director of Elmwood Capital Corporation whose registration statement was declared effective on June 27, 1990. Elmwood Capital Corporation acquired U.S. Environmental Solutions, Inc., as of March 5, 1991 at which time Ms. Salerno ceased acting as an officer or director.

7. Formerly president and a director of Carnegie Capital Corporation, whose registration statement became effective on February 1, 1991. During November, 1991, Carnegie Capital corporation acquired Nevada Construction supply, which later changed its name to National Building Supply. Ms. Salerno resigned as president, upon the acquisition but continued in her position as a director until September 29, 1992.

8. Formerly president and a director of Avalon Correctional Services, Inc., which had its registration statement declared area effective on March 26, 1991, and which acquired Southern Corrections Systems, Inc. on June 15, 1992.

The company's name was thereafter changed to Avalon Community Services, ,Inc. , and a post-effective amendment to its registration statement became effective on November 16, 1991.

9. Formerly president and a director of South End Ventures, Inc. , whose registration statement became effective on November 15, 1991, South End Ventures completed an acquisition of Shore Group, Inc., a private company located ,in Philadelphia, PA, during December, 1992, at which time Ms. Salerno resigned as officer and director. The name of the company has been changed to Shore Group Incorporated.

10. Formerly President and a director of Hard Funding, Inc. , a blank check company merged with Marinex and subsequently which merged with Texas Equipment Corp.

11. Vice-president and a director of Strategic Acquisitions, Inc. which had a registration statement declared effective by the Securities & Exchange Commission on October 16, 1989. Subsequently Strategic Acquisitions, Inc. acquired Viatool, Inc. but the transaction was later canceled, as the acquiree failed to meet certain terms of the acquisition agreement which were deemed to be conditions precedent. Litigation arising from the transaction was eventually settled. Substantially all of the unexpended net proceeds of the offering was repaid to the company, and its securities issued in the transaction were also returned.) Ms. Salerno resumed her former positions vice-president and director upon the settlement of the lawsuits.

12. Former president and director of Bishop Equities, Inc. was registered with the SEC effective March 8, 1999, and completed acquisition of Aethlon Medical on March 3, 1993.

    Detailed information and financial data about the above companies may be obtained, where applicable, by reviewing the post-effective amendments to registration statements on file with the Commission together with other subsequent filings. No assurance can be given that Management will investigate or eventually engage in a combination with, similar companies, focus on the same or similar industries, or utilize similar criteria in the evaluation of Business Combination candidates.

     Ms. Salerno is President and a Director of OSK Capital II Corp. and is Secretary/Treasurer and a director of Franklyn Resources I, Inc., Franklyn Resources II,, Inc., Park Hill Capital II Corp. and Park Hill Capital I Corp. all formed in 1999 without business purpose.

Conflicts of Interest

        The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

Conflicts of Interest - General. Certain of the officers and directors of the Company may be directors and/or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. In addition, officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers or directors, or in which they or their family members own or hold a controlling ownership interest. Although the Board of Directors could elect to change this policy, the Board of Directors has no present intention to do so. In addition, if the Company and other companies with which the Company's officers and directors are affiliated both desire to take advantage of a potential business opportunity, then the Board of Directors has agreed that said opportunity should be available to each such company in the order in which such companies registered or became current in the filing of annual reports under the Exchange Act subsequent to January 1, 1999.

        The Company's officers and directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by the Company's officers and directors which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to the Company's officers and directors to acquire their shares creates a potential conflict of interest for them in satisfying their fiduciary duties to the Company and its other shareholders. Even though such a sale could result in a substantial profit to them, they would be legally required to make the decision based upon the best interests of the Company and the Company's other shareholders, rather than their own personal pecuniary benefit.

Item 6.  Executive Compensation.

                    SUMMARY COMPENSATION TABLE OF EXECUTIVES

                                    Annual Compensation                 Awards
--------------------------------------------------------------------------------
Name and Principal   Year Salary  Bonus  Other Annual  Restricted     Securities
Position             ($)          ($)    Compensation  Stock Award(s) Underlying
                                         ($)           ($)            Options/
                                                                      SARs (#)

====================------------------------------------------------------------
Frank L. Kramer,     1997    0    0       0            0                   0
Secretary            1998    0    0       0            0                   0

                     -----------------------------------------------------------
                     1999    0    0       0            0* (see             0
                                                           below)
====================------------------------------------------------------------
Deborah A. Salerno,  1997    0    0       0            0                   0
President            1998    0    0       0            0                   0
                     -----------------------------------------------------------
                     1999    0    0       0            0* (see             0
                                                           below)
====================------------------------------------------------------------

                             Directors' Compensation
                             -----------------------

Name                 Annual      Meeting     Consulting   Number   Number of
                     Retainer    Fees        Fees/Other   of       Securities
                     Fee ($)     ($)         Fees ($)     Shares   Underlying(#)
                                                                   Options/
                                                                   SARs (#)

A. Director           0           0           0         1,000,000*        0
   Frank L. Kramer

B. Director
   Deborah A. Salerno 0           0           0         1,000,000*        0

*Issued to founding director for services valued @ $19,000 and cash of $1,000

        Option/SAR Grants Table (None)

        Aggregated Option/SAR Exercises in Last Fiscal Year an FY-End Option/SAR value (None)

        Long Term Incentive Plans - Awards in Last Fiscal Year (None)

        No officer or director has received any other remuneration in the two year period prior to the filing of this registration statement, except as defined in Certain Transactions, Item 7, immediately following. Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its officers and directors for services related to seeking business opportunities and completing a merger or acquisition transaction. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Item 7. Certain Relationships and Related Transactions.

     The Company issued to its founding directors a total of 2,000,000 shares of Common Stock for cash of a total of $2,000 and services of $38,000 . The Company also issued 1,000,000 shares to John P. O'Shea as a founder for cash of $1,000 and services of $19,000. The services provided were solely in the formation of the company related to a business plan of creating a blank check company. The value was established in reference to contemporaneous sales of stock for cash. Certificates evidencing the Common Stock issued by the Company to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders by the Company. For additional information concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such Common Stock, see "Risk Factors - Rule 144 Sales."

        No officer, director, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

        The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party or affiliate for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

        Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its officers and directors for services related to seeking business opportunities and completing a merger or acquisition transaction.

        The company maintains a mailing address at the office of its Secretary, Frank L. Kramer, but otherwise does not maintain an office. As a result, it pays no rent and incurs no expenses for maintenance of an office and does not anticipate paying rent or incurring office expenses in the future. It is likely that the Company will establish and maintain an office after completion of a business combination.

        Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8.  Description of Securities.

Common Stock

        The Company's Articles of Incorporation authorize the issuance of 25,000,000 shares of Common Stock no par value. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

        As of August 12, 1999, a total of 3,206,000 common shares were issued and outstanding.

        Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Shareholders

        Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

        No shareholder has entered into or delivered any lock up agreement or letter agreement regarding their shares or options thereon. Under Nevada laws, no lock up agreement is required regarding the Company's shares as it might relate to an acquisition.

Transfer Agent

        The Company transfer agent is Mountain Share Transfer, Inc., 1625 Abilene Drive, Broomfield, CO 80020.

Reports to Stockholders

        The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934.

PART II

Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters

        The Company's shares of common stock have never traded on the Over-the Counter Bulletin Board or in "Pink Sheets". There have never been any quotes for the shares.

        At August 12, 1999 there were 34 holders of record of the Company's common stocks. The Board of Directors does not anticipate paying dividends at anytime in the foreseeable future.

Item 2.  Legal Proceedings

        The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

        No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to any litigation.

Item 3.  Changes in and Disagreements with Accountants.

         None.

Item 4.  Recent Sales of Unregistered Securities.

     Since March 2, 1999 (the date of the Company's formation), the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:



                         Date of                                    Price per
Purchaser                Purchase   Shares      Purchase Price        Share
---------                --------   ------      --------------        -----

Frank L. Kramer          3/5/99    1,000,000   $1000 cash         $.001
                                               $19,000 in
                                               services @ $.019
John P. O'Shea           3/5/99    1,000,000   $1000 cash         $.001
                                               $19,000 in
                                               services @ $.019
Deborah A. Salerno       3/5/99    1,000,000   $1000 cash         $.001
                                               $19,000 in
                                               services @ $.019
Lynn Sauve               3/5/99      150,000   $150  cash         $.001 and
                                                                  services of
                                                                  $2,850 @ $.019
Michael Littman          3/05/99      25,000   $25   cash         $0.001
Heather Z. Anderson      3/05/99       1,000   $20                $0.02
Elizabeth Kramer         3/05/99       1,000   $20                $0.02
Kevin Whatley            3/05/99       1,000   $20                $0.02
Philip Berman            4/01/99       1,000   $20                $0.02
Raymond F. McKinstry     4/03/99       1,000   $20                $0.02
Anne Marie McKinstry     4/03/99       1,000   $20                $0.02
Jeffrey S. Rose          4/09/99       1,000   $20                $0.02
Susan Slow               4/07/99       1,000   $20                $0.02
George Groehsl           4/07/99       1,000   $20                $0.02
Edward Slow              4/07/99       1,000   $20                $0.02
Robert L. Krekel         4/21/99       1,000   $20                $0.02
Alvin D. Leach           4/21/99       1,000   $20                $0.02
Don Sullivan             4/20/99       1,000   $20                $0.02
Holly R. Zane            4/20/99       1,000   $20                $0.02
Kathleen E. Borchard     4/22/99       1,000   $20                $0.02
Frederick E. Welsh, Jr.  4/22/99       1,000   $20                $0.02
Claudia J. Kelly         4/22/99       1,000   $20                $0.02
Robert Bruce Christopher 4/22/99       1,000   $20                $0.02
David Hepworth           4/22/99       1,000   $20                $0.02
Daniel B. Sweeney        4/28/99       1,000   $20                $0.02
Thomas D. Gearke         4/28/99       1,000   $20                $0.02
Nancy J. Sullivan        4/28/99       1,000   $20                $0.02
Rhadica Singh            4/28/99       1,000   $20                $0.02

Richard Wong             4/28/99       1,000   $20                $0.02
Gary Greenberg           4/28/99       1,000   $20                $0.02
John J. Memolo           4/28/99       1,000   $20                $0.02
Linda M. Carlson         4/28/99       1,000   $20                $0.02
Lincoln W. Anderson      5/09/99       1,000   $20                $0.02
Jennifer R. Bell         5/11/99       1,000   $20                $0.02
Britta Rueschhoff        7/01/99       1,000   $20                $0.02
Bernard Rueschhoff       7/01/99       1,000   $20                $0.02

Each of the sales listed above was made for cash as listed. All of the listed sales were made in reliance upon the exemption from registration offered by
Section 4(2) of the Securities Act of 1933, as amended. Based upon Subscription Agreements completed by each of the subscribers, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

Item 5.  Indemnification of Directors and Officers

        The Nevada Statutes provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                                   SIGNATURES:

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:  ____________________

                                            OSK CAPITAL I CORP
                                            ------------------



                                            by:/s/Deborah A. Salerno
                                            ------------------------
                                                  Deborah A. Salerno
                                                  President

                                            Directors:



                                               /s/Frank L. Kramer
                                               ------------------
                                                 Frank L. Kramer
                                                 Secretary & Director



                                              /s/Deborah A. Salerno
                                              ---------------------
                                                 Deborah A. Salerno
                                                 Director

                                              /s/Frank L. Kramer
                                              ------------------
                                                 Frank L. Kramer
                                                 Director

                               OSK Capital I Corp.

                         ( A Development Stage Company)

                              Financial Statements

                                  May 31, 1999

                                    CONTENTS

COVER PAGE                                                                   F-1

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                           F-2

BALANCE SHEET                                                                F-3

STATEMENT OF OPERATIONS                                                      F-4

STATEMENT OF STOCKHOLDER'S, EQUITY                                           F-5

STATEMENT OF CASH FLOWS                                                      F-6

NOTES TO FINANCIAL STATEMENTS                                          F-7 - F-8

INTERIM FINANCIAL STATEMENTS FOR PERIOD ENDED AUGUST 31, 1999                F-9

CONTENTS                                                                    F-10

STATEMENT OF NON AUDIT                                                      F-11

BALANCE                                                                     F-12

STATEMENT OF OPERATIONS                                                     F-13

STATEMENT OF CASH FLOWS                                                     F-14

NOTES TO FINANCIAL STATEMENTS                                               F-15

                                     OSK Capital I Corp.

                                (A Development Stage Company)

                                     Financial Statements

                                         May 31, 1999

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors and Stockholders of
OSK Capital I, Inc.


We have audited the accompanying balance sheet of OSK Capital I, Inc. (a development stage company) as of May 31, 1999, and the related statements of operations, stockholders' equity, and cash flows for the initial period from inception (March 2, 1999) to May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OSK Capital I, Inc. as of May 31, 1999, and the results of its operations and cash flows for the initial period then ended in conformity with generally accepted accounting principles.


Denver, Colorado
June 24, 1999
                                                      COMISKEY & COMPANY
                                                      PROFESSIONAL CORPORATION

                               OSK Capital I Corp.
                          (A Development Stage Company)
                                  Balance Sheet
                                  May 31, 1999

    ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                  $  3,230
    Stock subscription receivable                                    25
                                                               --------

       Total current assets                                       3,255

       TOTAL ASSETS                                            $  3,255
                                                               ========

    LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                                            $     -
                                                               --------
       Total current liabilities                               $     -
                                                               --------

STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value; 25,000,000
       shares authorized; 3,204,000 shares issued and
       outstanding                                                3,204
    Common stock subscribed                                          40
       Additional paid-in capital                                60,876
    Deficit accumulated during the development
       stage                                                    (60,865)
                                                                -------
                                                                  3,255
                                                                -------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $  3,255
                                                               =========

    The accompanying notes are an integral part of the financial statements.
                                       F-3

                               OSK Capital I Corp.
                          (A Development Stage Company)
                             Statement of Operations
    For the initial period from inception (February 26, 1999) to May 31, 1999


REVENUES                                  $         -

EXPENSES
 Selling, general and administrative           60,865
                                          -----------
       Total expenses                          60,865

NET LOSS                                      (60,865)

Accumulated deficit                                 -

Balance, beginning of period                        -
                                          -----------
Balance, end of period                    $   (60,865)
                                          ===========
NET LOSS PER SHARE                        $     (0.02)
                                          ===========
WEIGHTED AVERAGE NUMBER OF
      SHARES OUTSTANDING                    3,204,000
                                          ===========

    The accompanying notes are an integral part of the financial statements.





                               OSK Capital I Corp.
                          (A Development Stage Company)
                    Statement  of  Stockholder's  Equity For the initial  period from inception (February 26, 1999) to May 31,
                                      1999

                                                      Deficit
                                                      accumulated
                            Common stock   Additional during the   Total
                         Number of         paid-in    development  stockholders'
                         shares    Amount  capital    stage        equity
                         ------    ------  -------    -----        ------
Common stock issued for
    cash and services,
    February 1999
    at $0.02 per share  3,175,000  $3,175   $ 60,325  $     --      $63,500

Common stock issued for
    cash, February 1999
at $0.02 per share         29,000      29        551        --          580

Net loss for the year
ended May 31, 1999             --      --         --   (60,865)     (60,865)

Balance, May 31, 1999   3,204,000  $3,204   $ 60,876  $(60,865)     $ 3,215


 The accompanying notes are an integral part of the financial statements.

                               OSK Capital I Corp.
                          (A Development Stage Company)
                             Statement of Cash Flows
    For the initial period from inception (February 26, 1999) to May 31, 1999


CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                               $(60,865)
Adjustments to reconcile
  net loss to net cash used
  by operating activities:
       Stock issued for services                                         60,325

          Net cash flows from operating activities                         (540)

CASH FLOWS FROM INVESTING ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES
    Issuance of common stock                                              3,755
Increase in stock subscription receivable                                   (25)
Increase in stock subscribed                                                 40
                                                                        -------

Net cash provided by financing activities                                 3,770
                                                                        --------
NET INCREASE IN CASH
    AND CASH EQUIVALENTS                                                  3,230

CASH AND CASH EQUIVALENTS,
    BEGINNING OF PERIOD                                                        -
                                                                        --------
CASH AND CASH EQUIVALENTS,
    END OF PERIOD                                                      $  3,230
                                                                       ========

 The accompanying notes are an integral part of the financial statements.

                               OSK Capital I, Inc.
                          (A development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 1999

1.  Summary of Significant Accounting Policies
    ------------------------------------------
    Development Stage Company
    -------------------------
    OSK Capital I, Inc. (a development stage company) (the "Company") was incorporated under the laws of the State of Nevada on March 2, 1999.

    The Company is a new enterprise in the development stage as defined by Statement No. 7 of the Financial Accounting Standards Board and has not engaged in any business other than organizational efforts. It has no full-time employees and owns no real property. The Company intends to operate as a capital market access corporation by registering with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934. After this, the Company intends to seek to acquire one or more existing businesses that have existing management, through merger or acquisition. Management of the Company will have virtually unlimited discretion in determining the business activities in which the Company might engage.

    Accounting Method
    -----------------
    The Company records income and expenses on the accrual method.

    Fiscal Year
    -----------
    The board of directors shall establish the fiscal year of the corporation.

    Loss per Share
    Loss per share was computed using the weighted average number of shares outstanding during the period. Shares issued to insiders in anticipation of a public offering have been accounted for as outstanding since inception.

    Financial Instruments
    ---------------------
    Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amount.

    Statement of Cash Flows
    -----------------------
    For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

    Use of Estimates
    ----------------
    The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that effect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Stockholders' Equity
    --------------------
    As of May 31, 1999, 25,000,000 shares of the Company's $0.001 par value common stock had been authorized, of which 3,204,000 were issued and outstanding, and 2,000 were subscribed but not issued. Of the total shares authorized for issuance, 3,175,000 were issued for cash of $0.001 per share and services of $0.019 per share, with a total of $60,325 recorded as general and administrative costs in connection with the formation of the Company. The other 31,000 shares were issued for $620, or $0.02 per share.

    As of July 5, 1999, the stock subscriptions receivable had been collected.

3.  Related Party Transactions
    --------------------------
    As of the date hereof, Frank L. Kramer and Deborah A. Salerno are the officers and directors of the Company, and are the owners of 2,000,000 shares of its issued and outstanding common stock, constituting approximately 62% of the Company's issued and outstanding common stock. The shares were issued for cash of $0.001 per share and services provided which have been valued at a total of $38,000.

    Officers and directors are reimbursed for all out-of-pocket expenses.

                               OSK Capital I, Inc.
                          (A Development Stage Company)
                                     INTERIM
                              FINANCIAL STATEMENTS
                          Quarter Ended August 31, 1999
                                   (Unaudited)

                                    CONTENTS

    Accountants report                                                  1
    Balance Sheet                                                       2
    Statements of Operations                                            3
    Statements of Cash Flows                                            4
    Notes to Financial Statements                                       5

    The Board of Directors and Stockholders of OSK Capital I, Inc.

    The accompanying balance sheet of OSK Capital I, Inc. (a development state company) as of August 31, 1999, and the related statements of operations and cash flows for the period then ended were not audited by us and accordingly we do not express an opinion on them.


    Denver, Colorado
    September 29, 1999
                                                   COMINSKY & COMPANY
                                                   PROFESSIONAL CORPORATION

                               OSK Capital I, Inc.
                          (A Development Stage Company)
                                  BALANCE SHEET
                       Three Months Ended August 31, 1999
                                   (Unaudited)

    CURRENTS ASSETS:
        Cash and cash equivalents                  $2,005

        Total currents assets                       2,005

        TOTAL ASSETS                                2,005

    LIABILITIES AND STOCKHOLDERS' EQUITY

    CURRENT LIABILITIES                            $     -
                                                   -------

        Total current liabilities                        -
                                                   =======
      STOCKHOLDERS'  EQUITY Common stock,
        $0.001 par value;  25,000,000  shares
        authorized; 3,206,000 shares issued and
        outstanding                                 3,206
     Additional paid-in capital                    60,914
     Deficit accumulated during the
        development stage                         (62,115)
                                                    2,005

TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                           $2,005

    The accompanying notes are an integral part of the financial statements.

                               OSK Capital I, Inc.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
                       Three Months Ended August 31, 1999
                                   (Unaudited)

                                                For the period
                                                from inception
                                                (February 26,      For the three
                                                1999) to           months ended
                                                August 31,         August 31,
                                                1999               1999

REVENUES                                        $      -                $     -

EXPENSES
        Selling, general and administrative        62,115                 1,250

        Total expense                              62,115                 1,250

NET LOSS                                          (62,115)               (1,250)

Accumulated deficit
        Balance, beginning of period                    -               (60,865)

        Balance, end of period                    (62,115)              (62,115)
                                                   =======               =======
NET LOSS PER SHARE                                  (0.02)                (0.00)
                                                   =======               =======
WEIGHTED AVERAGE NUMBER
        OF SHARES OUTSTANDING                   3,206,000             3,206,000
                                                   =======               =======
    The accompanying notes are an integral part of the financial statements.

                               OSK Capital I, Inc.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
                     For Three Months Ended August 31, 1999
                                   (Unaudited)


                                              For the period
                                              from inception
                                              (February 26,        For the three
                                              1999) to             months ended
                                              August 31,           August 31,
                                              1999                 1999

CASH FLOWS FROM
        OPERATING ACTIVITIES:

Net Loss                                        $(62,115)            $   (1,250)
Adjustments to reconcile
        Net loss to net cash used by
        operating activities:
        Stock issued for services                 60,325
                                            -------------        ---------------

Net cash used by
        Operating activities                      (1,790)                (1,250)

CAHS FLOWS FROM
        INVESTING ACTIVITIES

        Issuance of common stock                   3,785                     40
        Decrease in stock subscription
         receivable                                     -                    25
        Decrease in stock subscribed                    -                   (40)
                                                 ---------       ---------------
        Net cash provided by
         financing activities                      3,795                     25
                                                 ---------       ---------------
        Net increase (decrease) in
         cash an cash equivalents                  2,005                 (1,225)

CASH AND CASH EQUIVALENTS,
        Beginning of period                             -                 3,230

CASH AND CAHS EQUIVALENTS,
        End of period                           $  2,005             $    2,005
                                                   =======               =======

    The accompanying notes are an integral part of the financial statements.

                               OSK Capital I Corp.
                          Notes To Financial Statements
                  For Three Months Period Ended August 31, 1999

The accompanying financials statements have been prepared by OSK Capital I, Inc. without audit pursuant to the rules and regulations of the Securities and exchange commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations and management believe that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments which in the opinion of management, are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. These financial statements should be read in conjunction with the audited financial statements at May 31, 1999.

                               OSK Capital I Corp.

                                INDEX TO EXHIBITS

Sk#

3.1     Articles of Incorporation *
3.2     Amendment to Articles of Incorporation *
3.3     Bylaws *
27      Financial Date Schedules

* Previously filed